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                       MULTI-MEDIA TUTORIAL SERVICES, INC,
                              1214 EAST 15TH STREET
                            BROOKLYN, NEW YORK 11230


February 14, 2007

VIA EDGAR
---------

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549
Attn: Linda Cvrkel, Branch Chief

     RE:  STAFF COMMENTS RE ANNUAL AND QUARTERLY REPORTS

Dear Ms. Cvrkel:

     In response to your letter, dated February 7, 2007, regarding the Staff's review and comments concerning the annual and quarterly reports filed by Multi-Media Tutorial Services, Inc., a Delaware corporation (the "Company"), with the Commission on Forms 10-KSB and 10-QSB, respectively, pursuant to the Securities Exchange Act of 1934, as amended, we respectfully thank the Staff for their review and comments, and hereby confirm that the Company will revise its future filings with the Commission in response to and in compliance with such comments.

     Also, as requested, the Company's written acknowledgement in connection with responding to the Staff's comments accompanies this letter.

     We thank you and the Staff for their advisement and look forward to working with you in these respects.


                                     Very truly yours,


                                     /s/ BARRY REICHMAN
                                     Barry Reichman
                                     Chief Executive Officer

cc: Virginia K. Sourlis, Esq.

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                                 ACKNOWLEDGEMENT

     I, Barry Reichman, as the Chief Executive Officer of Multi-Media Tutorial Services, Inc., a Delaware corporation (the "Company"), do hereby acknowledge the following on behalf of the Company:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the United States Securities and Exchange Commission (the "Commission");

     2. The Commission's Staff comments or the Company's changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 14th day of February 2007.


                                 MULTI-MEDIA TUTORIAL SERVICES, INC.


                                 By: /s/ BARRY REICHMAN
                                    -------------------
                                     Barry Reichman
                                     Chief Executive Officer